Petrus Resources Corporation
3211 Ocean Drive
Vero Beach , Florida 32963

Jan. 17, 2012
Bridgette Lippmann
Special Counsel
Mara L. Ransom
Assistant Director
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re: Petrus Resources Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed January 17, 2012
File No. 333-176879

Dear Ms. Ransom,

The following are the responses to your comment letter dated January 23, 2012.

Prospectus Cover Page

1. We note your response to comment 2 in our letter dated November 17, 2011, however it does not appear that you revised your disclosure as indicated in your response. Please revise the penultimate sentence of the fourth paragraph to state that you currently do not have any operations.

Revised to state that the company does not currently have any operations.

2. We note the revision to your disclosure indicating that “if the minimum offering is not achieved within 450 days of the date of this prospectus, all subscription funds will be returned to investors . . . .” We also note that the Sales Agent Agreement filed as Exhibit 10.3 to this registration statement indicates that the term of the agreement is 180 days from effectiveness of this registration statement. Please disclose the way in which you intend to sell and distribute securities following the termination of the Sales Agent Agreement, naming any additional sales agents and including the disclosure required by Items 508(c)(2) and (h) of Regulation S-K.

Sales Agent Agreement revised to 450 days.

Mara L. Ransom
March 6, 2012

3. We note your disclosure that “[a]ll of the shares in the minimum/maximum offering must be sold prior to any sale of shares by the selling shareholder.” We also note your disclosure on page 17 that “Merrimac Corporate Securities, Inc. as selling agent for the Company must sell the minimum offering of the shares of the new issue offering prior to sale of any shares held by the Selling Shareholder.” Please revise for consistency.

Disclosure on page 17 revised to state “all the shares must be sold”.

4. We note your disclosure here and elsewhere in your prospectus that Evolve Bank and Trust is acting as Escrow Agent for this offering. We also note your disclosure in the penultimate paragraph on page 17 that “Merrimac Corporate Securities Corp is acting as escrow agent.” Please revise for consistency.

Page 17 revised to Evolve Bank and Trust as escrow agent.

Prospectus Summary, page 4

The Offering, page 5

5. We note your response to comment 5 in our letter dated November 17, 2011, however your statements regarding when funds may be released to you pursuant to Rule 419 remain inconsistent. In this regard, we note that you state on page 2 that “no funds shall be released to Petrus Resources Corporation until such time as the maximum proceeds are raised when up to 10% may be released under Rule 419” and that on page 5 and elsewhere in your prospectus you state that “[a]ll subscription funds will be held in escrow . . . other than 10% which may only be released to Petrus Resources Corporation upon completion of the primary offering.” Because your offering is not for a single fixed amount, there may be instances in which you have completed your primary offering but have not raised the maximum funds offered. Please revise to clarify whether 10% of funds may be released pursuant to Rule 419 upon completion of the offering or whether funds will only be released if you achieve the maximum offering.

Revised to state that funds may not be released until completion of the primary offering.

Mara L. Ransom
March 6, 2012

Plan of Distribution, page 17

6. We note your response to comment 6 in our letter dated November 17, 2011.  As previously requested, please provide the information required by Items 508(c)(2) and (h) of Regulation S-K as it relates to your agreement with Merrimac Corporate Securities, Inc.

Additional information regarding Merrimac terms and compensation information provided.

Financial Statements, page F-1

7. Please update your financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X. Ensure that you also update, where necessary, the rest of your filing, such as your dilution table and summary financial information.

November 30, 2011 financial information and related disclosures added and updated.

Statement of Stockholder’s Deficit, page F-5

8. We note that you did not provide a response to comment 7 in our letter dated October 14, 2011. Accordingly, we reissue our prior comment. Since it appears that you did not receive or pay cash in regards to the issuance of your eight million shares, it is unclear why your disclosures indicate that the shares were issued for cash and why you reflect the transaction as a financing cash inflow. As noted in SAB Topic 5T, it appears that the expenses paid on your behalf by your officer and director should be reflected as an expense in your financial statements with a corresponding credit to equity. Accordingly, it appears this non-cash expense should be added back to operating cash flows pursuant to ASC 230-10-45-28. If our understanding is not correct, please explain to us the nature of the transaction in further detail and why you believe your treatment complies with GAAP.

Revised financials included.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare, President
Petrus Resources Corporation